Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”)

Suite 3680 – 1 Place Ville-Marie

Montreal, Quebec, H3B 3P2

Canada

2.	Date of Material Change

January 24, 2022

3.	News Release

On January 24, 2022, the Company issued a press release disclosing the matters described herein, which was disseminated through the facilities of Cision. A copy of the press release was filed on SEDAR.

4.	Summary of Material Change

On January 24, 2022, the Company announced that it had successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and the board of directors of the Company’s subsidiary, Oyu Tolgoi LLC (“OT LLC”), had unanimously approved the commencement of the undercut, namely the commencement of blasting that would start the Oyu Tolgoi (“OT”) underground mine production. The decision to approve the undercut followed resolution of key outstanding issues related to the OT underground mine development project.

In addition, the Company and Rio Tinto International Holdings Ltd. (“RTIH” and, together with its affiliates, “Rio Tinto”) agreed to a comprehensive and binding, amended funding arrangement that provides a pathway forward to address the Company’s estimated funding requirements.

5.1 Full Description of Material Change

Key Terms agreed with the Government of Mongolia

On January 24, 2022, the Company announced that it had successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and the OT LLC board of directors had unanimously approved the commencement of the undercut, namely the commencement of blasting that would start the OT underground mine production. As part of the agreements with the Government of Mongolia, Turquoise Hill agreed to waive in full the US$2.4 billion carry account loan of the Government of Mongolia’s state-owned entity through which it owns its interest in OT LLC (“Erdenes Oyu Tolgoi” or “EOT”). The loan comprises the amount of equity invested (US$1.4 billion) in OT LLC by Turquoise Hill on behalf of EOT to date, plus US$1.0 billion of accrued interest1. Further, the parties also agreed to improve cooperation with EOT in monitoring the OT underground development and enhancing ESG matters.

[1]	The expected impact on Net Present Value is approximately US$1.0 billion. The model assumes a long-term price for copper of US$3.43/lb and a discount rate of 10%.

The Company also disclosed in its January 24, 2022 press release that the Parliament of Mongolia approved a resolution (“Resolution 103”) to resolve the outstanding issues that the Company and Rio Tinto have been negotiating with the Government of Mongolia over the last two years in relation to Parliament Resolution 92. With this approval, the Parliament of Mongolia has required that certain measures be completed in order for Resolution 92 to be considered formally implemented. Of these measures, the conditions relating to the write-off of the carry account loan, the improved cooperation with EOT in monitoring the OT underground development and enhancing ESG matters, the approval of the Electricity Supply Agreement and the establishment of a funding structure at OT that does not incur additional loan financing prior to sustainable production for Panel 0 (expected in the first half of 2023) have been addressed. The Company continues to work with the Government of Mongolia and Rio Tinto to finalize the remaining outstanding measures of Resolution 92, namely the formal termination of the Oyu Tolgoi Mine Development and Financing Plan (“UDP”) and resolution of the outstanding OT LLC tax arbitration.

Funding of Oyu Tolgoi by Turquoise Hill and Related Matters

On January 24, 2022, the Company also announced that it had entered into an amended and restated Heads of Agreement (the “Amended HoA”) with Rio Tinto, replacing the prior Heads of Agreement dated April 9, 2021. This Amended HoA is binding and delineates a comprehensive funding arrangement to address the Company’s estimated incremental funding requirements, prior to giving effect to the funding elements contemplated by the Amended HoA, of US$3.4 billion as at December 31, 2021 (representing a decrease of approximately US$200 million from the September 30, 2021 estimate of US$3.6 billion).2

Key elements of the Amended HoA include:

•	pursuing the rescheduling of principal repayments of existing debt (“Re-profiling”) to potentially reduce the base case funding requirement by up to US$1.7 billion;

•	seeking to raise up to US$500 million of senior supplemental debt (“SSD”);

•

Rio Tinto committing to provide a co-lending facility (the “Co-Lending Facility”), incremental to the Re-profiling and the SSD, of up to US$750 million to be made available once sustainable production has been achieved;

•

Rio Tinto committing to provide a short-term bridge financing directly to the Company by way of one or more secured advances up to a maximum of US$300 million (the “Advance”), which would be available during the debt funding restriction period identified in Resolution 103 and would be indirectly repaid out of the proceeds of the US$750 million Co-Lending Facility; and

•	the Company agreeing to conduct an equity offering in a form of its choosing of at least US$650 million (including a Rio Tinto pro rata participation) by no later than August 31, 2022.

Under the current base case assumptions, additional equity in excess of the initial US$650 million would not be required if the Re-profiling, SSD and co-lending are fully successful. In addition, the Amended HoA provides that, if necessary, Turquoise Hill could be required to raise up to a total of US$1.5 billion (less the amount raised in the initial equity offering) via equity in a form of its choosing.

In light of the financing debt restrictions in Resolution 103, until sustainable first production is achieved (currently expected in H1 2023), OT LLC’s estimated funding requirements are expected to be addressed by cash on hand, the Re-profiling and a pre-paid copper concentrate sale arrangement between Turquoise Hill and OT LLC.

[2]	Additional details and refinement of the base case incremental funding requirement will be provided with the Company’s announcement of its fourth quarter and full year 2021 financial results.

With successful completion of the above elements, the Company estimates it can address the US$3.4 billion incremental funding requirement within the new timing framework of the Amended HoA, which sets a target date for the Re-profiling of no later than December 31, 2022 and an outside date for the SSD and co-lending to the earlier of the three months following the lifting of the debt restrictions under Resolution 103 and December 31, 2023.

The full text of the Amended HoA has been filed and is available under Turquoise Hill’s profile on SEDAR at www.sedar.com and its EDGAR profile at www.sec.gov.

Power

The Company also announced in its January 24, 2022 press release that the OT LLC board of directors had approved the signing of an Electricity Supply Agreement to provide OT with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia. Once the Mongolian grid is capable of reliably meeting OT’s requirements, this agreement provides the framework for OT LLC to obtain access to a reliable and secure domestic power source and, therefore, assists in providing OT LLC and Turquoise Hill with a pathway to satisfy its power sourcing obligations under the Investment Agreement.

While the Mongolian national grid prepares to connect to the OT mine, OT LLC will continue to import its power from Inner Mongolia, China. An agreement in-principle has been reached between the National Power Transmission Grid (“NPTG”) and the Inner Mongolia Power International Cooperation Company (“IMPIC”) for a three-year fixed term extension to 2026, followed by an extension to up to 2030, if required (the current agreement expires in July 2023). Outstanding commercial terms are in the process of being finalised.

Disclosure of information of a scientific or technical nature in this material change report in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Ms. Dudley is a “qualified person” as that term is defined in National Instrument 43-101—Standards of Disclosure for Mineral Projects.

5.1.1. Disclosure Required under Section 5.2 of Multilateral Instrument 61-101— Protection of Minority Security Holders in Special Transactions

Purpose and Business Reasons for the Amended HoA and Anticipated Effect on the Company’s Business and Affairs

As previously disclosed by the Company, a special committee of Turquoise Hill’s Board of Directors (the “Board”), comprised solely of independent directors of the Company (the “Special Committee”), has been independently reviewing the construction delays and cost overruns that were disclosed to Turquoise Hill by Rio Tinto OT Management Limited, a subsidiary of Rio Tinto, (“Rio Tinto Manager”) and publicly announced by the Company and Rio Tinto in July 2019. The Special Committee was formally constituted in December 2020 to carry out this review.

From its formation to the date of the January 24, 2022 press release issued by the Company, the Special Committee continued to carry out its review of project cost overruns and schedule delays and the performance of Rio Tinto Manager. This work has been performed in parallel with the work of the Company’s independent directors in overseeing the negotiations of a comprehensive agreement with the Government of Mongolia and the Amended HoA.

In connection with the Company’s negotiations with Rio Tinto with respect to the agreements with the Government of Mongolia and the Amended HoA, the Special Committee sought to achieve a comprehensive solution that would allow all parties to move forward in a manner that advances the development of the project for the benefit of all stakeholders, including the Mongolian people and Turquoise Hill’s shareholders.

Also, in December 2020, the Company announced that it supported the formation of a special committee (the “OT Special Committee”) of the board of OT LLC to investigate the increase in cost and the schedule extension of the OT underground project during the period between the 2016 Mongolian Statutory Study (previously referred to as the “2016 Feasibility Study”3) and the December 2020 Definitive Estimate. The OT Special Committee commissioned a report from a group of consultants (the “The Independent Consulting Group” or “ICG”) to conduct the review on behalf of the OT Special Committee. The work of the ICG did not include any analysis of the legal rights of OT LLC with respect to the role of Rio Tinto Manager or assess whether the conduct of Rio Tinto Manager failed to meet the standards of performance under the management agreement.

On July 31, 2021, ICG released its report (the “ICG Report”) and on August 9, 2021, Turquoise Hill announced that it was reviewing the ICG Report.

Following the release of the ICG Report, the plaintiffs in class action proceedings against the Company, previously commenced in the United States District Court for the Southern District of New York and in a parallel Canadian class action before the Superior Court of Québec, amended their complaints to include certain allegations concerning statements made in the ICG Report in support of their claims.

As the ICG Report has now become part of ongoing class action litigation brought against the Company, the Company cannot comment on the report. Similarly, the Company cannot comment on its review of the conclusions and findings of the ICG Report because these matters have been put in issue by the plaintiffs in the ongoing class action litigation in Canadian and US courts.

Rio Tinto as Related/Interested Party

In light of Rio Tinto’s ownership of approximately 50.8% of the issued and outstanding common shares of the Company, the Special Committee and the Board noted that, under Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the commitment by Rio Tinto in the Amended HoA to enter into and provide the Co-Lending Facility and the Advance would each be a “related party transaction”.

The Special Committee and the Board determined that (i) the Co-Lending Facility is not subject to the formal valuation requirement because, pursuant to section 5.4 of MI 61-101, the formal valuation requirement does not apply to a related party transaction of the type described in paragraph (j) of the definition of “related party transaction” under MI 61-101; and (ii) the Co-Lending Facility would be exempt from the minority approval requirement pursuant to paragraph 5.7(1)(f) of MI 61-101, on the basis that such transaction would be a loan that is obtained from a related party on reasonable commercial terms that are not less advantageous to OT LLC (as a subsidiary of the Corporation) than if the loan were obtained from a person dealing at arm’s length with OT LLC (as a subsidiary of the Corporation), and the loan is not (a) convertible, directly or indirectly, into equity or voting securities of the Corporation or a subsidiary entity of the Corporation, or otherwise participating in nature, or (b) repayable as to principal or interest, directly or indirectly, in equity or voting securities of the Corporation or a subsidiary entity of the Corporation.

It was further determined that the Advance would also be exempt from the formal valuation and minority shareholder approval requirements under MI 61-101 as the fair market value of the Advance is significantly less than 25% of the Corporation’s market capitalization as determined in accordance with MI 61-101.

[3]

The Mongolian Statutory Study was neither a “feasibility study” within the meaning of National Instrument 43-101—Standards of Disclosure for Mineral Projects nor as defined under the CIM (Canadian Institute of Mining, Metallurgy and Petroleum) Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council.

Special Committee and Board Approval Process

In assessing whether the terms of the agreements with the Government of Mongolia and Amended HoA should be recommended for approval by the Board, the Special Committee, with the advice of external advisors, considered the following non-exhaustive list of considerations: the proposed agreements with the Government of Mongolia and the Amended HoA; views expressed by the Government of Mongolia and various minority shareholders with respect to Rio Tinto Manager’s performance; Rio Tinto’s position with respect to Rio Tinto Manager’s performance; inherent risks in large underground project development; and the terms of the agreements between the Company, OT LLC, and Rio Tinto, including those which establish a “gross fault” standard for liability for Rio Tinto Manager and the absence of guarantees with respect to project cost or time for completion.

The Special Committee further considered the significant benefits of resolving all matters amongst the parties, including enabling the parties to proceed with the undercut, avoiding further delays that would likely arise if the parties were unable to resolve outstanding issues and the additional costs and potential value destruction of such delays as well as the value of the concessions offered by Rio Tinto in amending the terms of the HoA. After weighing these and other considerations, the Special Committee determined that it would be in the best interests of the Company to obtain a comprehensive resolution of outstanding issues between all parties involved in the OT underground project that enables the project to move forward. The Special Committee recommended to the Board that the Company accept the terms in the Amended HoA and not assert any claims of breach of any obligation of Rio Tinto or its affiliates under any agreement between the Company or any of its subsidiaries and Rio Tinto or any of its affiliates based on facts available to and known by the Company as of the date of the Amended HoA.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this Report may be obtained from Dustin Isaacs, Chief Legal Officer and Corporate Secretary at (514) 848-1567. Mr. Isaacs is an officer through whom an executive officer who is knowledgeable about the details of the matters described herein may be contacted.

9.	Date of Report

January 28, 2022

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of OT following the implementation of the comprehensive new agreement entered into between the Company, Rio Tinto and the Government of Mongolia (the “Agreement with GOM”); a successful commencement of the undercut; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the OT project and the amount and potential sources of additional funding required therefor, all as contemplated by the Amended HoA, as well as potential delays in the ability of the Company and OT LLC to proceed with the funding elements contemplated by the Amended HoA; liquidity, funding sources and funding requirements in general, in particular until sustainable first production is achieved, including the Company’s ability to reach agreement with project finance lenders on the re-profiling of existing debt payments in line with current cash flow projections, as well as the Company (or a wholly-owned subsidiary) and OT LLC entering into a pre-paid copper concentrate sale arrangement; the amount and potential sources of additional funding, including any bridge financing provided by Rio Tinto; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to conduct one or more equity offerings as contemplated by the Amended HoA in light of future and then prevailing market conditions; the expectations set out in the 2020 Oyu Tolgoi Technical Report (“OTTR20”); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first sustainable production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the merits of the defence and counterclaim filed by the Government of Mongolia in the international tax arbitration brought by OT LLC and the likelihood of the parties being able to amicably resolve the ongoing tax issues; the timing of studies, announcements and analyses; the general status of underground development, including any slowdown of work; the causes of the increase in costs and schedule extension of the underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the Power Source Framework Agreement (“PSFA”) as well as power purchase agreements and extensions thereto; finalization of an agreement with IMPIC on extension of the current power import arrangements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the continuing impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the COVID-19 pandemic; capital and operating cost estimates; mill and concentrator throughput; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of OT following the implementation of the Agreement with GOM; a successful commencement of the undercut; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, subject to ongoing discussions relating to a standstill period; finalization of an agreement with IMPIC on an extension of the current power import arrangements; the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended and restated, and the amount of any additional future funding gap to complete the OT project and the amount and potential sources of additional funding required therefor.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the international arbitration proceedings, including the likelihood of the parties being able to amicably resolve the ongoing tax issues; regulatory restrictions (including environmental regulatory restrictions and liability); OT LLC or the Government of Mongolia’s ability to deliver a domestic power source for the OT project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the OT project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property; and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of the OT project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of OT following the implementation of the Agreement with GOM; a successful commencement of the undercut; the approval or non-approval by the OT LLC board of any future necessary additional investment, and the likely consequences on the timing and overall economic value of the OT project, including slowdown on the underground development and significant delays to first sustainable production; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for OT; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the OT project and the amount and potential sources of additional funding required therefor; the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto, as well as the development cost impacts of delays caused by the COVID-19 pandemic; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays and the costs which would result from delays, including delays caused by COVID-19 restrictions and impacts and related factors, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at OT.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as OT. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although OT has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s annual information form for the year ended December 31, 2020 (“AIF”), as supplemented by the “Risks and Uncertainties” section in the Company’s management’s discussion and analysis for the third quarter ended September 30, 2021 (“MD&A”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.